FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Possible sale of Telefónica's holding in the share capital of TPI	3

Pursuant to the information notified by the Company in the Significant Event registered today, TELEFÓNICA S.A. as provided in Section 82 of the Spanish Securities Market Law (Ley del Mercado de Valores), hereby submits the following

NOTICE

That the possible sale of TELEFÓNICA, S.A.'s holding in the share capital of TELEFÓNICA PUBLICIDAD E INFORMACIÓN, S.A. (hereinafter, "TPI"), within the framework of the public tender offer for all shares of TPI announced by YELL GROUP plc (hereinafter, "YELL"), would imply for TELEFÓNICA the recording of capital gains net of tax in its consolidated financial statements for 2006 of 1,577 million euros. As indicated previously, the price of the offer presented by YELL is 8.50 euros per share, giving a total price of 1,838 million euros for 59.905% of the share capital of TPI currently owned by TELEFÓNICA, with the latter receiving, in addition, 86.5 million euros in dividends prior to the sale.

Furthermore, we hereby confirm that TPI will maintain the agreements with Telefonica de España, S.A. referred to in the prospectus for its public offering.

Madrid, 28 April 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 28th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors